Exhibit 4.3

AMENDED & RESTATED PROMISSORY NOTE

October 22, 2009	CDN $2,300,000.00

FOR VALUE RECEIVED, INTELLIPHARMACEUTICS CORP. (the “Borrower”) hereby acknowledges itself indebted and promises to pay to or to the order of Isa Odidi and Amina Odidi jointly (the “Lenders”) the aggregate outstanding principal amount of $2,300,000.00 (the “Principal Amount”), in lawful currency of Canada in accordance with the terms hereof.  The Principal Amount shall be repaid monthly up to the aggregate of the following amounts received by the Borrower in each calendar month, commencing with the month of October 2009:

(a)
up to Cdn $800,000 from monies received by the Borrower from or as a result of a merger and arrangement transaction with Vasogen Inc. and its subsidiaries provided that such transaction includes the transactions contemplated by the arrangement agreement between Cervus LP, Cervus GP Ltd. and Vasogen Inc. dated August 14, 2009, and includes a payment by Cervus LP or its affiliates to Vasogen Inc. or its affiliates, of approximately Cdn $7,500,000;

(b)	revenues earned by the Borrower after the date hereof;

(c)	proceeds received by the Borrower or its affiliates from the offering of its securities after the date hereof; and

(d)
amounts received by the Borrower for scientific research tax credits received in cash by the Borrower from Canadian taxation authorities after the date hereof for research expenses of the Borrower incurred before the date hereof.

The Principal Amount shall be repaid solely from the foregoing amounts by the Borrower upon demand by either of the Lenders.

Repayment of the Principal Amount shall be made to or to the order of the Lenders at 55 Fifeshire Road, Toronto, Ontario, M2L 2G8 or at such other address that the Lenders may designate in writing to the Borrower.

Interest on the Principal Amount outstanding hereunder from time to time will be payable by the Borrower from the date hereof at the rate of six per cent per annum, payable monthly on the last day of each calendar month, from the date hereof.

The Borrower hereby irrevocably waives its rights to any and all notice periods relating to notice requirements which the Borrower would otherwise be entitled to receive in connection with the enforcement by the Lenders of their rights hereunder, including without limitation, demand, presentment for payment, notice or non-payment, protest, notice of protest, notice required pursuant to any applicable personal property security legislation, or other notice of any kind; grace periods permitted by statute or common law, including without limitation any grace periods permitted pursuant to the Bills of Exchange Act (Canada); and defences based upon indulgences which may be granted by the Lenders to the Borrower.  The Borrower agrees that it shall pay all reasonable costs of collection incurred by the Lenders, including reasonable legal costs.

The Lenders may assign, transfer and deliver to any transferee this promissory note and all of the Lenders’ rights and powers hereunder.  The Borrower shall not assign any of its rights or obligations hereunder without the prior written consent of the Lenders, which may be unreasonably withheld.

This promissory note shall be binding upon the Borrower and its successors and assigns and shall enure to the benefit of, and be enforceable by, the Lenders and its successors and assigns.

This promissory note shall be governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

INTELLIPHARMACEUTICS CORP.

Per:	/s/ Isa Odidi
Isa Odidi Chief Executive Officer and Director